Exhibit 99.1

HERITAGE COMMERCE CORP AND TRI-VALLEY BANK AGREE TO MERGE

Conference Call:  Thursday, December 21, 2017, 9:00 am PST/12:00 noon EST

SAN JOSE, Calif., Dec. 20, 2017 (Globe Newswire) — Heritage Commerce Corp (NASDAQ:HTBK) (“Heritage”), the parent company of Heritage Bank of Commerce, and Tri-Valley Bank (OTCBB:TRVB) (“Tri-Valley”) today jointly announced the execution of a definitive agreement and plan of merger and reorganization (the “Agreement”) whereby Tri-Valley will merge into Heritage Bank of Commerce in a transaction valued at approximately $31.6 million. Heritage will issue approximately 1.9 million of its shares of common stock in the merger. Tri-Valley is a full-service California state-chartered commercial bank with branches in San Ramon and Livermore, California and serves businesses and individuals primarily in the counties of Contra Costa and Alameda in Northern California. As of September 30, 2017, Tri-Valley had $147.2 million in total assets.

Shareholders of Tri-Valley will receive a fixed exchange ratio of 0.0489 of a share of Heritage common stock for each share of Tri-Valley common stock. Based on the 20-day volume weighted average Heritage stock price of $15.76 as of the close of the market on December 19, 2017, the last trading day before this announcement, total consideration for each Tri-Valley share would be $0.77.

The board of directors of both companies approved the transaction, which is subject to customary conditions, including the approvals of bank regulatory agencies and the shareholders of Tri-Valley. Heritage does not need to obtain shareholder approval.

“We are excited about the acquisition of Tri-Valley Bank, which represents the continuation of our strategic growth in the San Francisco Bay area and offers an opportunity to further expand our presence within our existing market footprint,” said Walter Kaczmarek, President and Chief Executive Officer of Heritage.  “We expect the merger to close during the second quarter of 2018 and to be accretive to tangible book value and earnings, after transaction costs have been assimilated.  Tri-Valley Bank has a reputation for professional excellence, and we are delighted to welcome their customers, shareholders and employees to Heritage.”

“We consider Heritage Bank of Commerce to be the premier community bank in the Bay Area,” remarked Arnold T. Grisham, Tri-Valley President, Chairman and Chief Executive Officer. “We are pleased to join their organization.  We believe that all of our constituents, customers, shareholders and employees will benefit from the larger scale and shared commitment to community banking.  Heritage has a track record of strong performance, and we are excited to combine with their growing banking franchise.”

As of September 30, 2017, on a pro forma consolidated basis, the combined company would have approximately $3.0 billion in total assets.

The transaction is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes and Tri-Valley shareholders are not expected to recognize gain or loss to the extent of the stock consideration received. Giving effect to the transaction, existing shareholders of Heritage are expected to own approximately 95.2% of the outstanding shares of the combined company and Tri-Valley shareholders are expected to own approximately 4.8%.

MJC Partners, LLC, was the financial advisor to Heritage in the transaction and delivered a fairness opinion to the board of Heritage. Buchalter, a professional corporation, Los Angeles, California, was legal counsel to Heritage. FIG Partners acted as financial advisor to Tri-Valley and delivered a fairness opinion to the board of Tri-Valley. Sheppard Mullin Richter & Hampton LLP, San Francisco, California was legal counsel to Tri-Valley.

Conference Call

Heritage Management will host a conference call regarding this announcement on Thursday, December 21, 2017, at 9:00 a.m. Pacific Standard Time (12:00 noon Eastern Standard Time). Investment professionals and all current and prospective shareholders are invited to access the live call by dialing 1-888-317-6016 immediately prior to the call and ask for the Heritage Commerce Corp conference call. From Canada, please dial 1-855-669-9657. To listen to the call online, either live or archived, visit Heritage’s website at www.heritagecommercecorp.com.

An investor presentation in connection with the transaction will be filed with the Securities and Exchange Commission (“SEC”) and will be available on Heritage’s website at www.heritagecommercecorp.com under the link for “Presentations” and on Tri-Valley’s website at www.trivalleybank.bank under the link for “Information/News.”

ABOUT HERITAGE COMMERCE CORP AND HERITAGE BANK OF COMMERCE

Heritage Commerce Corp, a California corporation organized in 1998, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. Heritage provides a wide range of banking services through Heritage Bank of Commerce, a wholly-owned subsidiary. Heritage Bank of Commerce is a California state-chartered bank headquartered in San Jose, California and has been conducting business since 1994. Heritage is a multi-community independent bank that offers a full range of commercial banking services to small and medium-sized businesses and their owners and employees. Heritage operates through 11 full service branch offices located in the counties of Santa Clara, Alameda, Contra Costa, and San Benito, which are in the southern and eastern regions of the general San Francisco Bay Area of California. Our market includes the headquarters of several technology-based companies in the region commonly known as “Silicon Valley.”  Heritage Bank of Commerce is an SBA Preferred Lender.  Bay View Funding, a subsidiary of Heritage Bank of Commerce, is based in Santa Clara, CA and provides business-essential working capital factoring financing to various industries throughout the United States.

To view Heritage Commerce Corp’s most recent financial information, please visit the Presentations section of the company’s website at www.heritagecommercecorp.com.

ABOUT TRI-VALLEY BANK

Tri-Valley Bank is a full service commercial bank headquartered in San Ramon, California, and serves businesses, non-profits, entrepreneurs and professionals primarily in California’s Tri-Valley area, specifically the cities and communities of Pleasanton, Livermore, Dublin, San Ramon and Danville in the counties of Contra Costa and Alameda.  At September 30, 2017, Tri-Valley Bank had approximately $147.2 million in assets, $122.1 million in net loans and $126.6 million in deposits.  Tri-Valley Bank currently operates two full service branches located in San Ramon and Livermore, California.

To view Tri-Valley Bank’s most recent financial information, please visit the Information/News section of the company’s website at www.trivalleybank.bank.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

Investors and security holders are urged to carefully review and consider each of Heritage’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its Proxy Statements, Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. The documents filed by Heritage with the SEC may be obtained free of charge at Heritage’s website at www.heritagecommercecorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Heritage by requesting them in writing to Heritage Commerce Corp, 150 Almaden Boulevard, San Jose, California 95113; Attention: Corporate Secretary, or by telephone at (408) 947-6900.

Heritage intends to file a registration statement with the SEC which will include a proxy statement of Tri-Valley and a prospectus of Heritage and Heritage may file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Tri-Valley are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive proxy statement/prospectus will be sent to the shareholders of Tri-Valley seeking any required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Heritage by writing to the address provided in the paragraph above.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking information about Heritage, Tri-Valley, and the combined company after the close of the Merger and is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact are forward-looking statements.  Such statements involve inherent risks, uncertainties, and contingencies, many of which are difficult to predict and are generally beyond the control of Heritage, Tri-Valley and the combined company.  Heritage cautions readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements.  In addition to factors previously disclosed in reports filed by Heritage with the SEC, risks and uncertainties for each institution and the combined institution include, but are not limited to:  lower than expected revenues; credit quality deterioration or a reduction in real estate values could cause an increase in the provision for credit losses and allowance for credit losses and a reduction in net earnings; increased competitive pressure among depository institutions; the ability to complete the Merger, including by obtaining regulatory approvals and approval by the shareholders of Tri-Valley; successfully integrate, or achieve expected beneficial synergies and/or operating efficiencies, in each case within expected time-frames or at all; regulatory approvals may not be received on expected timeframes or at all; the possibility that personnel changes/retention will not proceed as planned; the possibility that a change in the interest rate environment may reduce net interest margins; higher than anticipated operating expenses; the effectiveness of our risk management framework, asset/liability re-pricing risks and liquidity risks; the costs and effects of legal, compliance, and regulatory actions, changes and developments, including the impact of adverse judgments or settlements in litigation, the initiation and resolution of regulatory or other governmental inquiries or investigations, changes in law or regulations, including tax laws, the results of regulatory examinations or reviews; general economic conditions, either nationally or in the market areas in which the entities operate or anticipate doing business, are less favorable than expected; and other risk factors described in documents filed by Heritage with the SEC.

CONTACT:

Heritage Commerce Corp

Lawrence D. McGovern

Executive Vice President and CFO

(408) 494-4562

Tri-Valley Bank
Arnold T. Grisham
Chairman, President and CEO

(925) 791-4365